March 20, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Amendment No. 1 to Registration Statement on Form F-4
           Filed March 3, 2025
           File No. 333-284075
Dear Alexander Zwyer:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-4
Q: Is the CVR payment secured or guaranteed?, page xi

1. You state that even if the Merger is completed, there is no guarantee that any proceeds will be paid to NLS shareholders under the CVR Agreement. Please briefly explain why NLS shareholders may not receive proceeds from the CVR Agreement and the limitations on the combined company's obligations to sell the Legacy Assets as you do on page 91 and 128.
Q: What is the anticipated ownership of options, warrants...., page xix

2. We note your disclosure on page 94 that, based on the Finders Agreement, NLS shall issue H.C. Wainwright warrants to purchase $500,000 worth of NLS common shares.
       As such, please include H.C. Wainwright's warrants in this section or please advise.
 March 20, 2025
Page 2

The Merger
NLS's Background of the Merger, page 93

3. We note your response to prior comment 22 and reissue in part. Please include a description of how the potential target companies were identified including any criteria considered and quantify the total number of potential target companies considered.
4. You state on page 94 that NLS management considered the feasibility and attractiveness of one or more potential transactions between NLS and
Kadimastem.
       Please briefly discuss the other transactions considered.
5. You state that on August 19-21, 2024 and August 23, 2024 a series of follow-up meetings transpired discussing deal structure and valuation methodologies. We further note your disclosure that NLS proposed a percentage ownership of 15-17% of the combined company. Please revise to disclose how NLS determined this initial range.
       Please also revise to describe how the Exchange Ratio was finalized.
6. You state that between August 29, 2024 and November 4, 2024, Sullivan and Pearl
       Cohen exchanged drafts and negotiated the terms of the CVR Agreement. Please describe in more detail the material terms of the negotiations. In particular, please discuss how the parties determined which of NLS's assets would be subject to the
       CVR Agreement.
7. We note your statement that NLS and Kadimastem reviewed several comparable companies. Please revise to disclose these comparable companies. Fairness Opinions and Valuation Reports of Moore Financial Consulting, page 104

8. We note your response to prior comment 26 and revised disclosure. Please further revise to provide a cross-reference to the location of the forecasts and underlying assumptions in Annex E.
Kadimastem Overview, page 131

9. We note your response to prior comment 36 and reissue in part. Please clarify, if true, that any enhancement of treatment resulting from the transplantation of mature cells has yet to be observed in a clinical trial.
AstroRx - Development of a Drug for the Treatment of..., page 132

10. We note your response to prior comment 38 and reissue. You state that AstroRx were demonstrated to promote neuroprotection and to maintain homeostasis. Please revise to identify and describe the studies or trials where these effects were observed and to clearly present the data supporting your claim. To the extent this statement is based on the Phase 1/2a trial of AstroRx, please revise this statement and other similar statements in the prospectus to clarify that these effects were no longer observed at the
       6- and 12-month follow-ups.
11. In response to prior comment 41 you state that you have removed the use of p-values but we note they continue to be used on page 135 and in your figures labeled Results
       AstroRx 30month Follow-up and AstroRx Phase1/2a Study: 1-Year Follow-up Results. As such, please define p-value at first use.
 March 20, 2025
Page 3

iTOL-102, page 142

12. You state that the Diabetes Research Institute presented results of iTOL-102 POC that demonstrated it can "effectively restore normoglycemia in a model of diabetes." We remind you that efficacy determinations are solely within the authority of the FDA or applicable foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise or remove this statement.
In-Scaffold-IsletRx, page 143

13. We note your response to prior comment 45 and revised disclosure. Given that you have yet to conduct studies demonstrating the efficacy of this product candidate and delivery strategy, please remove references to "efficacy" and "effective."
Key Commercial Agreements
License Agreement with Yeda Research and Development Ltd., page 144

14. You state that the agreement stipulates payments to be made to Yeda in accordance with certain milestones as well as royalty payments beginning from the first commercial sale of a product and that the agreement terminates upon expiration of
       Yeda's patent licensed to Kadimastem under the agreement, among other things.
       Please quantify the royalty rate, or a range no greater than 10 percentage points per tier; disclose when royalty provisions expire, and if the expiration is based on a number of years following commercialization disclose the number of years; and state the expiration of Yeda's patent. Please also file this agreement as an exhibit to your registration statement.
Intellectual Property, page 145

15. We note your response to prior comment 19. Please include the expiration date for each patent listed.
NLS's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 160

16. We note your revised disclosure in response to prior comment 46, however it does not appear that you have disclosed all material terms of your license agreement with
       Aexon Labs. For example, we note from the disclosure on page E-39, that the agreement required upfront payments of $200,000. Please revise to disclose all material terms of your license agreement.
Capital Resources and Liquidity, page 168

17. We note your revisions in response to prior comment 47 are only showing the partial effects of the merger transaction with Kadimastem. For example, we note the pro forma balance sheet presents the recognition of goodwill and the elimination of certain liabilities that are related to other transactions as part of the merger agreement with Kadimastem. As such, your pro forma presentation only showing partial effects of the merger does not appear appropriate under Article 11 of Regulation S-X.
 March 20, 2025
Page 4

      Further, it is also unclear how your pro forma balance sheet disclosure satisfies the requirements in Item 303(b)(1)(ii) of Regulation S-K, which requires a description of your material cash requirements, the anticipated source of funds needed to satisfy such requirements and any know material trends in your capital resources. Please revise your filing accordingly.
Kadimastem's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 173

18. We note your revised disclosures in response to prior comment 48, cite multiple factors that impacted your R&D expenses and G&A expenses, but you do not quantify the impact of the factors cited. For example, on page 175 you state that the primary factors impacting your R&D expenses were workforce reductions, reduction in external research services and lower laboratory operational costs. Please revise your disclosures to quantify the extent to which each factor contributed to the overall change in that financial statement line item. Refer to Item 5 of Form
20-F.
Executive Compensation and Share Ownership, page 186

19. Please update your disclosure to include the executive compensation for the
      2024 fiscal year.
Unaudited Pro Forma Condensed Combined Financial Statements, page 189

20. You disclose that the historical financial statements of Kadimastem and NLS have been adjusted to give pro forma effect to events that are (i) directly attributable to the
      Merger, including material subsequent events that will occur either prior to or in connection with the closing of the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. SEC Release No. 34-88914 amended Article 11 of Regulation S-K to replace these criteria with three types of adjustments - transaction accounting adjustments, autonomous entity adjustments and management adjustments. Please revise your disclosure accordingly. Refer to Article 11-01(a)(6) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss, page 194

21.   We note your response to comment 51. However, it does not appear as though you
      have reconciled the weighted average number of shares outstanding for
      Kadimastem. In this regard, we note that Kadimastem   s weighted average
shares
      outstanding presented in your pro forma statement of operations is
4,193,689
      compared to 42,424,000 in Kadimastem   s audited financial statements on
page G-
      40. Please advise or revise your filing accordingly.
Note 2 - Pro Forma Adjustments, page 196

22. Refer to prior comment 57. We note that adjustment (G) reflects reductions in accounts payable, trade payables and accrued pension liability because of successfully implemented restructuring measures. Please tell us where you have described your restructuring plans. Your management discussion and analysis should describe any
 March 20, 2025
Page 5

       restructuring plans you have initiated after the balance sheet date and quantify the effects of any costs incurred and/or cost savings.
23.    Refer to prior comments 58 and 59. Your disclosure related to adjustment
(P)
       indicates that the warrants will not be granted until the loans are converted into shares, which conversions are expected to occur at the timing of Closing. Once issued, the warrants will have an exercise period of 42 months. Given the uncertainties around if and when such warrants will be exercised, please tell us why you believe it is appropriate to reflect the gross proceeds for the exercise of the warrants in your pro forma balance sheet.
24. Refer to adjustment (S). In light of the significant allocation to Goodwill, please explain your analysis related to the recognition of identifiable assets acquired and liabilities assumed.
Note 5 - Estimated Purchase Price Consideration, page 199

25. We note that in connection with the merger transaction, NLS plans to issue contingent value rights (CVRs) to its shareholders, which will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by NLS from the disposition of the Legacy Assets (including the mazindol ER but excluding the DOXA platform). Please explain how you evaluated these CVRs as a form of contingent consideration under paragraphs 39-40 of IFRS 3 and your consideration for inclusion in your pro forma financial statements.
Exhibits

26. Please file Kadimastem's general framework agreement with the IIA as an exhibit to your registration statement. Alternatively, please advise.
       Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-
4224 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Ron Ben-Bassat, Esq.